UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1 TO

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

NII HOLDINGS (CAYMAN), LTD.

(Name of Applicant)

10700 PARKRIDGE BLVD., SUITE 600, RESTON, VIRGINIA 20191
(Address of principal executive offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

TITLE OF CLASS	AMOUNT

13% Senior Secured Discount Notes Due 2009	Aggregate principal amount of $180,820,855

APPROXIMATE DATE OF PROPOSED ISSUANCE:

On or as soon as practicable after the Effective Date (as defined herein) of the
Debtors’ Revised Third Amended Joint Plan of Reorganization.

PAUL LUMSDEN, ESQ.
MAPLES AND CALDER
P.O. BOX 309, UGLAND HOUSE
SOUTH CHURCH STREET, GRAND CAYMAN
CAYMAN ISLANDS, BRITISH VIRGIN ISLANDS
(345) 949.8066
(Name and address of agent for service)

WITH COPIES TO:

EVAN D. FLASCHEN, ESQ.
PATRICK J. TROSTLE, ESQ.
JOHN R. UTZSCHNEIDER, ESQ.
BINGHAM MCCUTCHEN LLP
150 FEDERAL STREET
BOSTON, MA 02110-1726
(617) 951.8000

EXPLANATORY NOTE

     This Amendment No. 1 to Form T-3 (“Amendment No. 1") is being filed (i) to amend and restate “Item 2. Securities Act Exemption Applicable” as set forth in the Application for Qualification of Indenture under the Trust Indenture Act of 1939, as amended, on Form T-3 (File No. 022-28627) filed by NII Holdings (Cayman), Ltd. with the Securities and Exchange Commission on September 24, 2002 (the “T-3”), (ii) to amend and restate Exhibit T3C to the T-3, and (iii) to amend and restate Exhibit T3F to the T-3. Except as otherwise provided in this Amendment No. 1, the items disclosed in, and exhibits attached to, the T-3 continue in effect. Unless the context indicates otherwise, capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the T-3.

ITEM 2. SECURITIES ACT EXEMPTION APPLICABLE.

     On May 24, 2002, NII Holdings, Inc., a Delaware corporation (f/k/a Nextel International, Inc., “Old NII”), and NII Holdings (Delaware), Inc., a Delaware corporation (together with Old NII, the “Debtors”), jointly filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors filed their original Joint Plan of Reorganization on June 14, 2002 (as amended, the “Plan”), and their Disclosure Statement relating to the Plan (as amended, the “Disclosure Statement”) on July 31, 2002. An order confirming the Plan was entered in the Bankruptcy Court on October 28, 2002. Pursuant to the Plan, the Debtors will merge to form NII Holdings, Inc. (“NII”). The Plan authorizes the Corporation, a wholly owned subsidiary of NII, to issue up to $180,820,855 in principal amount at maturity of its 13% Senior Secured Discount Notes Due 2009 (the “New Notes”) to those persons who participate in the Rights Offering, as defined in the Disclosure Statement (the “Rights Offering”). The New Notes will be issued under an indenture between the Corporation, the Guarantors (as defined below) and Wilmington Trust Company (the “Trustee”) (the “Indenture”), which is the subject of this application. A copy of the Disclosure Statement (which includes the Plan as Exhibit I thereto), is incorporated by reference at Exhibit T3E hereto.

     The effectiveness of the Plan is conditioned upon the qualification of the Indenture and the satisfaction or waiver of numerous other conditions precedent. It is contemplated that such other conditions will be satisfied or waived by November 8, 2002. Accordingly, subject to the qualification of the Indenture, the date the Plan becomes effective (the “Effective Date”) could be as early as November 8, 2002. On the Effective Date, the holders of Allowed Claims (as that term is defined in the Plan) in certain classes shall receive, pursuant to the Plan, distributions of cash, New Common Stock (as that term is defined in the Plan), and rights to purchase New Notes and additional New Common Stock, in respect of their claims.

     Under the Plan, certain existing long term notes (“Old Notes”) will be canceled in exchange for New Common Stock. As part of the Plan, the holders of Old Notes will also receive rights (“Subscription Rights”) to purchase, on a Pro Rata basis in proportion to their respective Allowed Claims, units, consisting of up to an aggregate principal amount of $180,820,855 of New Notes and up to 15,680,000 shares of New Common Stock constituting 78.4% of the fully diluted equity ownership of the Corporation (excluding equity to be issued pursuant to the Management Incentive Plan, as defined in the Plan). The aggregate offering price of the New Notes and New Common Stock offered pursuant to the Subscription Rights is $140 million. In addition, Nextel Communications, Inc. and its subsidiaries (collectively, “NCI”) and certain non-NCI holders of Old Notes (the “Backstopping Noteholders”) have committed, if the Rights Offering has not been fully subscribed to by holders of Allowed Class 6 Claims, to exercise Subscription Rights for $65 million and $75 million, respectively of the $140 million. If the Backstopping Noteholders exercise $75 million of Subscription Rights, they will collectively hold 42.0% of the fully diluted equity ownership of NII (excluding equity to be issued pursuant to the Management Incentive Plan) and $96,868,315 principal amount of the New Notes. If NCI exercises $65 million of Subscription Rights, it will hold 36.40% of the fully diluted equity ownership of NII (excluding equity to be issued pursuant to the Management Incentive Plan) and $83,952,541 principal amount of the New Notes. The New Notes will be due seven years after the Effective Date. The repayment of the New Notes will, subject to certain exceptions, be fully and unconditionally and irrevocably guaranteed by NII, its Restricted Subsidiaries and Restricted Affiliates (as those terms are defined in the Plan and collectively, the “Guarantors”).

     The Corporation and the Debtors believe that the offer and sale of the Subscription Rights, New Common Stock (including the New Common Stock issuable in connection with the Rights Offering) and the New Notes (collectively, the “Securities”) under the Plan are exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and state securities and “blue sky” laws pursuant to Sections 1145(a)(1) and 1145(a)(2) of Title 11 of the Bankruptcy Code. Generally, Section 1145(a)(1) of Title 11 of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (a) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan; (b) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (c) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. Section 1145(a)(2) of Title 11 of the Bankruptcy Code exempts the offer of a security through, and the sale of a security upon the exercise of, any warrant, option, right to subscribe or conversion privilege that was sold in the manner specified in Section 1145(a)(1) of the Bankruptcy Code. The Debtors believe that the offer and sale of the Securities under the Plan satisfies the requirements of Sections 1145(a)(1) and 1145(a)(2) of the Bankruptcy Code and, therefore, is exempt from registration under the Securities Act and state securities laws. Notwithstanding the foregoing, any individual or entity receiving Securities who may be deemed an “underwriter” or an “affiliate” under the federal securities laws will be restricted from reselling such securities until such securities have been registered under the Securities Act or unless an exemption from registration covering such resales is available therefor.

CONTENTS OF APPLICATION FOR QUALIFICATION. This Amendment No. 1 to the application for qualification comprises:

     (a)  Pages numbered 1 to 4, consecutively.

     (b)  The statement of eligibility and qualification on Form T-1 of Wilmington Trust Company, as Trustee under the indenture to be qualified (incorporated by reference to Exhibit 25.1 to the Form T-3 filed by the Corporation on September 24, 2002, File No. 022-28627).

     (c)  The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit T3A-1	Certificate of Incorporation of the Corporation, as in effect on the date of filing (incorporated by reference to Exhibit T3A-1 to the Form T-3 filed by the Corporation on September 24, 2002, File No. 022-28627).

Exhibit T3A-2	Certificate of Incorporation on Change of Name, filed with the Registrar of Companies on July 19, 1996 (incorporated by reference to Exhibit T3A-2 to the Form T-3 filed by the Corporation on September 24, 2002, File No. 022-28627).

Exhibit T3A-3	Certificate of Incorporation on Change of Name, filed with the Registrar of Companies on September 11, 1997 (incorporated by reference to Exhibit T3A-3 to the Form T-3 filed by the Corporation on September 24, 2002, File No. 022-28627).
Exhibit T3A-4	Certificate of Incorporation on Change of Name, filed with the Registrar of Companies on August 5, 2002 (incorporated by reference to Exhibit T3A-4 to the Form T-3 filed by the Corporation on September 24, 2002, File No. 022-28627).

Exhibit T3A-5	Memorandum of Association, as in effect on the date of filing (incorporated by reference to Exhibit T3A-5 to the Form T-3 filed by the Corporation on September 24, 2002, File No. 022-28627).
Exhibit T3B	Articles of Association of the Corporation, as in effect on the date of filing (incorporated by reference to Exhibit T3B to the Form T-3 filed by the Corporation on September 24, 2002, File No. 022-28627).

Exhibit T3C	Form of Indenture, to be dated as of the Effective Date, among the Corporation, the Guarantors and the Trustee in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not applicable.
Exhibit T3E	Disclosure Statement of the Debtors’ Revised Third Amended Joint Plan of Reorganization (including the Plan, which is attached as Exhibit I thereto) (incorporated by reference to Exhibit 99.1 to NII Holdings Inc.’s Form 8-K, filed on August 9, 2002, File No. 000-32421)

Exhibit T3F	A cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).
Exhibit 25.1	Form T-1 qualifying Wilmington Trust Company, as Trustee under the Indenture to be qualified (incorporated by reference to Exhibit 25.1 to the Form T-3 filed by the Corporation on September 24, 2002, File No. 022-28627).

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, NII Holdings (Cayman), Ltd., a corporation organized and existing under the laws of the Cayman Islands, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Reston, and State of Virginia, on the 1st day of November, 2002.

NII HOLDINGS (CAYMAN), LTD

By: /s/ Robert J. Gilker Name: Robert J. Gilker Title: Director and Vice President

ATTEST:

By: /s/ Sonia M. Davila Name: Sonia M. Davila Title: Legal Assistant

A-1

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

Exhibit T3A-1	Certificate of Incorporation of the Corporation, as in effect on the date of filing (incorporated by reference to Exhibit T3A-1 to the Form T-3 filed by the Corporation on September 24, 2002, File No. 022-28627).

Exhibit T3A-2	Certificate of Incorporation on Change of Name, filed with the Registrar of Companies on July 19, 1996 (incorporated by reference to Exhibit T3A-2 to the Form T-3 filed by the Corporation on September 24, 2002, File No. 022-28627).

Exhibit T3A-3	Certificate of Incorporation on Change of Name, filed with the Registrar of Companies on September 11, 1997 (incorporated by reference to Exhibit T3A-3 to the Form T-3 filed by the Corporation on September 24, 2002, File No. 022-28627).

Exhibit T3A-4	Certificate of Incorporation on Change of Name, filed with the Registrar of Companies on August 5, 2002 (incorporated by reference to Exhibit T3A-4 to the Form T-3 filed by the Corporation on September 24, 2002, File No. 022-28627).

Exhibit T3A-5	Memorandum of Association, as in effect on the date of filing (incorporated by reference to Exhibit T3A-5 to the Form T-3 filed by the Corporation on September 24, 2002, File No. 022-28627).
Exhibit T3B	Articles of Association of the Corporation, as in effect on the date of filing (incorporated by reference to Exhibit T3B to the Form T-3 filed by the Corporation on September 24, 2002, File No. 022-28627).

Exhibit T3C	Form of Indenture, to be dated as of the Effective Date, among the Corporation, the Guarantors and the Trustee in the form to be qualified, including an itemized table of contents showing the articles, sections and subsections of the Indenture, together with the subject matter thereof and the pages on which they appear (filed herewith).

Exhibit T3D	Not applicable.
Exhibit T3E	Disclosure Statement of Debtors’ Revised Third Amended Joint Plan of Reorganization (including the Plan, which is attached as Exhibit I thereto) (incorporated by reference to Exhibit 99.1 to NII Holdings Inc.’s Form 8-K, filed on August 9, 2002, File No. 000-32421).

Exhibit T3F	A cross-reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (filed herewith).
Exhibit 25.1	Form T-1 qualifying Wilmington Trust Company, as Trustee under the Indenture to be qualified (incorporated by reference to Exhibit 25.1 to the Form T-3 filed by the Corporation on September 24, 2002, File No. 022-28627).